                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


              THOMAS EDISON INNS, INC., a Michigan corporation
                              (Name of Issuer)

                         Common Stock, $.01 par value
                       (Title of Class of Securities)

                                884396 10 2
                               (CUSIP Number)

                            Gerard Belisle, Jr.
  Meritage Hospitality Group Incorporated 40 Pearl Street, N.W., Suite 430
                           Grand Rapids, MI  49503
                               (616) 776-2600
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             September 19, 1995
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 884396 10 2


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person


   Meritage Hospitality Group Incorporated
   65 - 0457574

2  Check The Appropriate Box If A Member Of A Group                (a)
                                                                   (b) /x/

3  SEC Use Only



4  Source of Funds

   SC

5  Check Box If Disclosure Of Legal Proceedings Is
   Required Pursuant To Items 2(d) or 2(E)


6 Citizenship Or Place of Organization

  Florida, United States

              7   Sole Voting Power

Number Of          1,554,405
 Shares       8   Shared Voting Power
Beneficially
 Owned By              -0-
  Each        9   Sole Dispositive Power
Reporting
  Person             1,554,405
   With      10   Shared Dispositive Power

                          -0-

11 Aggregate Amount of Beneficially Owned By Each Reporting Person

   1,554,405

12 Check Box If The Aggregate Amount In Row (11) Excludes
   Certain Shares

13 Percent Of Class Represented By Amount In Row (11)

   51.5%

14 Type Of Reporting Person

   CO

                                SCHEDULE 13D

CUSIP No.  884396 10 2


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Christopher B. Hewett

2  Check The Appropriate Box If A Member Of A Group                (a)
                                                                   (b)/x/

3  SEC Use Only



4  Source of Funds

   PF

5  Check Box If Disclosure Of Legal Proceedings Is
   Required Pursuant To Items 2(d) or 2(E)




6  Citizenship Or Place of Organization

   United States of America

               7   Sole Voting Power

 Number Of              3,000
   Shares      8   Shared Voting Power
Beneficially
  Owned By          1,554,405
   Each        9   Sole Dispositive Power
 Reporting
  Person                3,000
   With       10  Shared Dispositive Power

                    1,554,405
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

   1,557,405

12 Check Box If The Aggregate Amount In Row (11) Excludes
   Certain Shares

13 Percent Of Class Represented By Amount In Row (11)

   51.6%

14 Type Of Reporting Person

   IN

                                SCHEDULE 13D


CUSIP No.  884396 10 2


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Robert E. Schermer, Jr.

2  Check The Appropriate Box If A Member Of A Group                (a)
                                                                   (b)/x/

3  SEC Use Only



4  Source of Funds

   PF

5  Check Box If Disclosure Of Legal Proceedings Is
   Required Pursuant To Items 2(d) or 2(E)



6  Citizenship Or Place of Organization

   United States of America

               7   Sole Voting Power

 Number Of                100
  Shares       8   Shared Voting Power
Beneficially
  Owned By          1,554,405
   Each       9   Sole Dispositive Power
 Reporting
  Person                  100
    With       10  Shared Dispositive Power

                    1,554,405
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

   1,554,505
12 Check Box If The Aggregate Amount In Row (11) Excludes
   Certain Shares

13 Percent Of Class Represented By Amount In Row (11)

   51.5%

14 Type Of Reporting Person

   IN

Item 1.     Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Thomas Edison Inns, Inc., a Michigan corporation (the "Issuer"). The address of the principal executive office of the Issuer is 500 North Riverside Street, St. Clair, Michigan 48079.


Item 2.     Identity and Background.

      This Statement is filed on behalf of the following persons:

      (a) Meritage Hospitality Group Incorporated, a Florida corporation ("Meritage"). The address of its principal business and office is 40 Pearl Street, N.W., Suite 430, Grand Rapids, MI 49503. Meritage's principal business is the investment in and operation of hotels, restaurants and other hospitality related businesses. During the last five years, Meritage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (b) Christopher B. Hewett ("Hewett"). Hewett's business address is 40 Pearl Street, N.W., Suite 430, Grand Rapids, MI 49503. Hewett is currently President and a Director of Meritage. During the last five years, Hewett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Hewett is a citizen of the United States.

      (c) Robert E. Schermer, Jr. ("Schermer"). Schermer's business address is 40 Pearl Street, N.W., Suite 430, Grand Rapids, MI 49503. Schermer is currently an Executive Vice President and a Director of Meritage. During the last five years, Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Schermer is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

      Meritage, Donald W. Reynolds ("Reynolds"), Innkeepers Management Company, a Michigan corporation ("Innkeepers") and the Issuer are parties to a Stock Purchase and Sale Agreement dated September 19, 1995 (the "Stock Purchase Agreement" - attached as Exhibit 1 and incorporated herein by reference) pursuant to which Meritage purchased from the Issuer 1,500,000 shares of the Issuer's previously authorized and unissued Common Stock.

      As payment for such 1,500,000 shares of Common Stock, Meritage executed and delivered to the Issuer Meritage's Secured Promissory Note dated September 19, 1995, in the principal amount of $10,500,000 (the "Note"
- attached as Exhibit 2 and incorporated herein by reference). The indebtedness evidenced by the Note bears interest at the rate of 0% per year

(3% per year during an Event of Default, as defined in the Note). Annual payments of $1,312,500 are due on September 19, 1998, and on the same day of each year thereafter through and including September 19, 2005. The indebtedness evidenced by the Note may be prepaid, in whole or in part, at any time, without penalty or premium. The Note includes provisions limiting the Issuer's recourse against Meritage for payment of the indebtedness evidenced by the Note to an amount determined by a formula contained in
Section IV of the Note. The Note may be cancelled upon certain conditions set forth in Section 1.2(c) and Section 1.2(d) of the Stock Purchase Agreement. Section 13.5 of the Stock Purchase Agreement grants Meritage the right to escrow payments due under the Note and Section 13.4 grants Meritage the right to setoff against payments due under the Note under certain circumstances.

      Meritage's obligations under the Note are secured by a Stock Pledge and Security Agreement dated September 19, 1995 between Meritage and the Issuer (the "Stock Pledge Agreement" - attached as Exhibit 3 and incorporated herein by reference). Pursuant to the Stock Pledge Agreement, the Issuer holds a security interest in the 1,500,000 shares of Common Stock purchased by Meritage with the Note, and the Issuer is in possession of the certificate that evidences Meritage's ownership of such 1,500,000 shares of Common Stock. Meritage is entitled to partial releases of the Issuer's security interest in the stock held by the Issuer as collateral under the Stock Pledge Agreement upon satisfaction of the pertinent requirements set forth in the Stock Pledge Agreement.

      Hewett used personal funds in the amount of $5.25 per share to acquire the 3,000 shares of Common Stock he holds individually. Schermer used personal funds in the amount of $8.00 per share to acquire the 100 shares of Common Stock he holds individually.


Item 4.     Purpose of Transaction.

      The parties entered into the Stock Purchase Agreement to settle the lawsuit pending in the United States District Court for the Western District of Michigan, S.D., captioned Meritage Hospitality Group Incorporated v Donald W. Reynolds, et al (Case No. 1:95 CV 451). Pursuant to the Stock Purchase Agreement, Meritage purchased 1,500,000 shares of Common Stock from the Issuer on September 19, 1995. (See Item 3 above.) As a result of such transaction, Meritage has acquired control of the Issuer. The Stock Purchase Agreement sets forth certain conditions upon which the Issuer may redeem such shares from Meritage (see Section 1.2(c) of the Stock Purchase Agreement), and upon which Meritage may put such shares back to the Issuer (see Section 1.2(d) of the Stock Purchase Agreement.)

      The Stock Purchase Agreement provides for certain other transactions to occur at the times and upon the terms and conditions set forth in the Stock Purchase Agreement. (See Section 2, Section 3, Section 8.3 and
Section 8.5 of the Stock Purchase Agreement.) Section 2.1 of the Stock Purchase Agreement provides that the Issuer may close upon subordinated debt financing in the amount of not less than $6 million, on terms and conditions to be approved by the Issuer's Board of Directors. Concurrently with the consummation of the transactions provided for in Section 2 of the Stock Purchase Agreement (a) the Issuer, Meritage and Reynolds will enter into the Put/Call Agreement attached as Exhibit 1(K) and described in Item 6, and (b) the Issuer will purchase the subordinated participation interest referred to in Section 2.5 of the Stock Purchase Agreement.

      Prior to consummation of the transactions provided for in Section 2 of the Stock Purchase Agreement, Meritage is subject to certain limitations on its right to exercise voting power with respect to the 1,500,000 shares of Common Stock acquired in the transaction described in Item 3. (See
Section 8.1 of the Stock Purchase Agreement.)

      At the next annual meeting of the Issuer, the number and the composition of the Board of Directors of the Issuer will be changed pursuant to the Bylaws of the Issuer so that Meritage's nominees will constitute a majority of the Issuer's Board of Directors. Hewett and Schermer will likely be nominated as directors. Meritage may make recommendations to the Board of Directors regarding possible future acquisitions by the Issuer.
The new Board of Directors may determine in its discretion to pay cash dividends on the Common Stock.

      On September 22, 1995, the Board of Directors of the Issuer adopted a resolution which repealed Article X of the Issuer's Bylaws and made Chapter 7B of the Michigan Business Corporations Act applicable to "control share acquisitions" of shares of Common Stock occurring from that date forward.

      Meritage, Hewett and Schermer may acquire further shares of Common Stock from time to time in the market, in private transactions or otherwise or may dispose of shares of Common Stock.


Item 5.     Interest in Securities of the Issuer.

      (a) Meritage beneficially owns 1,554,405 shares of Common Stock, constituting approximately 51.5% of the issued and outstanding shares of Common Stock.

      Hewett beneficially owns 1,557,405 shares of Common Stock, constituting approximately 51.6% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Hewett includes 1,554,405 shares beneficially owned by Meritage. Hewett is a 67% shareholder in Meritage.

      Schermer beneficially owns 1,554,505 shares of Common Stock, constituting approximately 51.5% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Schermer includes 1,554,405 shares beneficially owned by Meritage. Schermer is a 33% shareholder in Meritage.

      (b) Ownership of the shares disclosed above in paragraph 5(a) and the power of Meritage, Hewett and Schermer to vote and dispose of such shares is described below.

                                        Voting   Dispositive
# Shares        Manner Owned            Power       Power

1,554,405       Meritage               shared(1)   shared(1)
    3,000       Hewett individually    sole        sole
      100       Schermer individually  sole        sole



(1) Voting and dispositive power is shared between Meritage, Hewett and Schermer by virtue of Hewett and Schermer being the sole directors, executive officers and sole shareholders of Meritage.


      (c) The only transaction in the Common Stock by Meritage, Hewett or Schermer during the past 60 days was pursuant to the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, Meritage acquired 1.5 million newly issued shares of Common Stock from the Issuer for a total price of $10.5 million on September 19, 1995.

      (d)   Not applicable.


      (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Meritage acquired 1,500,000 shares of the Issuer's Common Stock pursuant to Section 1.2 of the Stock Purchase Agreement on September 19, 1995. With this purchase, Meritage acquired control of the Issuer. See Items 3 and 4 for a description of certain terms of the Stock Purchase Agreement.

      In addition, the following will occur concurrently with the consummation of the transactions provided for in Section 2 of the Stock Purchase Agreement:

      (a) The Issuer and Meritage will enter into a Registration Rights Agreement (attached as Exhibit 1(I) and incorporated herein by reference) pursuant to Section 2.7 of the Stock Purchase Agreement granting Meritage demand and piggy-back registration rights.

      (b) The Issuer and Reynolds will enter into a Registration Rights Agreement (attached as Exhibit 1(J) and incorporated herein by reference) pursuant to Section 2.7 of the Stock Purchase Agreement granting Reynolds demand and piggy-back registration rights.

      (c) Meritage, the Issuer and Reynolds will enter into a Put/Call Agreement (attached as Exhibit 1(K) and incorporated herein by reference) pursuant to which Reynolds shall have the right to require that Meritage (or at Meritage's option, the Company) purchase, and Meritage shall have the right to require that Reynolds sell to Meritage 400,000 shares of the Issuer's Common Stock at the rate of 50,000 shares per year over a period ending on the eighth anniversary of the date upon which the parties enter into the Put/Call Agreement at prices ranging from $7.50 before the second anniversary to $10.00 before the eighth anniversary.

      Pursuant to Section 6.5 of the Stock Purchase Agreement, the Company is obligated to pay a $750,000 breakup fee to Meritage under certain circumstances involving other acquisition proposals or tender offers.

      Section 6.8 of the Stock Purchase Agreement sets forth the circumstances under which the Issuer may engage in discussions with third parties concerning mergers, tender offers, asset sales, and other similar extraordinary transactions during the existence of the Stock Purchase Agreement.

      The Stock Purchase Agreement sets forth certain conditions upon which the Issuer may redeem at the same price the shares of Common Stock purchased by Meritage pursuant to the Stock Purchase Agreement (see Section 1.2(c) of the Stock Purchase Agreement), and upon which Meritage may put at the same price such shares back to the Issuer (see Sectiion 1.2(d) of the Stock Purchase Agreement.) Prior to consummation of the transactions provided for in Section 2 of the Stock Purchase Agreement, Meritage is subject to certain limitations on its right to exercise voting power with respect to the 1,500,000 shares of Common Stock acquired in the transaction described in
Item 3.  (See Section 8.1 of the Stock Purchase Agreement).

      For a description of the Note and Stock Pledge Agreement see Item 3.


Item 7.     Material to be Filed as Exhibits.

Exhibit 1   Stock Purchase and Sale Agreement

      Exhibits to Stock Purchase and Sale Agreement:

            A - Chapter 7A Opt Out Resolution (Omitted)

            B - Chapter 7B Opt Out Resolution (Omitted)

            C - Secured Promissory Note (Omitted)

            D - Stock Pledge Agreement (Omitted)

            E - Stipulation (Omitted)

            F - Chapter 7B Opt In Resolution (Omitted)

            G - Interim Financing Commitment (Omitted)

            H - Consulting Agreement (Omitted)

            I - Meritage Registration Rights Agreement

            J - Reynolds Registration Rights Agreement

            K - Put/Call Agreement

Exhibit 2   Secured Promissory Note

Exhibit 3   Stock Pledge Agreement

Exhibit 4   Joint Filing Agreement


                                  SIGNATURE


      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1995

MERITAGE HOSPITALITY GROUP INCORPORATED

/s/Christopher B. Hewett
------------------------
Christopher B. Hewett
President


/s/Christopher B. Hewett
------------------------
Christopher B. Hewett
Individually

/s/Robert E. Schermer, Jr.
-------------------------
Robert E. Schermer, Jr.
Individually


                                Exhibit Index

Exhibit 1   Stock Purchase and Sale Agreement

      Exhibits to Stock Purchase and Sale Agreement included as exhibits to this Schedule 13D:

            I - Meritage Registration Rights Agreement

            J - Reynolds's Registration Rights Agreement

            K - Put/Call Agreement

Exhibit 2   Secured Promissory Note

Exhibit 3   Stock Pledge Agreement

Exhibit 4   Joint Filing Agreement